December 26, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Jim Lopez, Esq.
Senior Staff Attorney
United States Securities and Exchange Commission
Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:
Icahn Enterprises L.P.
Amendment No. 1 to Registration Statement on Form S-3
Filed on December 5, 2007
File No. 333-143930

Icahn Enterprises L.P. and co-registrants
Amendment No. 1 to Registration Statement on Form S-4
Filed on December 5, 2007
File Nos. 333-143929

Dear Mr. Lopez:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 (File No. 333-143930) (the “S-3 Registration Statement”) and the Registration Statement on Form S-4 (File No. 333-143929) (the “S-4 Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), in your letter dated December 20, 2007 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 2 to the S-3 Registration Statement and Amendment No. 2 to the S-4 Registration Statement (collectively, the “Amendments”) that will be filed with the Commission on today’s date.

Jim Lopez, Esq.	December 26, 2007
United States Securities and	Page 2 of 5
Exchange Commission

For your convenience, your comments are set forth in this letter, followed by our responses.

Registration Statement on Form S-3

Convertible Notes, page 4

1.
We note your response to comment two from our letter dated July 18, 2007 and revised disclosure on page four. Please revise Potential Required Payments to quantify the estimated amounts as to dollar values. It appears that you could estimate the range and disclose the basis for any assumptions, such as LIBOR. Please revise or advise.

We have revised our tabular disclosure to reflect dollar values as follows:

Payments made through Present		Potential Required Payments
Cash Interest Payments[1]	Special Distributions[2]	Cash Interest Payments[3]	Special Distributions[4]	Additional Interest[5]	Make-Whole Premium[6]
$6,833,333.33	$666,000	$8,250,000 per quarter	$222,000 per quarter	$1,980,000 per month	Not presently determinable

1 Represents quarterly cash interest payments paid to date by us to holders of the convertible notes. Interest on the convertible notes accrues at a rate equal to LIBOR minus 1.25%, but not less than 4% nor more than 5.5%.

2 Represents special distributions paid by us to date to holders of the convertible notes representing payments in the aggregate on each of June 1, 2007, September 7, 2007 and December 3, 2007. Pursuant to §4.07 of the Indenture, if we declare a dividend payable to holders of the depositary units in excess of $0.10 per unit, then we are required to pay a dividend to the holders of the convertible notes equal to such excess. On each of May 4, 2007, August 3, 2007 and November 2, 2007, our board of directors declared a $0.15 per unit dividend on the depositary units, resulting in these special distributions to holders of the convertible notes, which was based upon the number of depository units into which the convertible notes are convertible.

3 Represents cash interest payable on the convertible notes per quarter assuming that cash interest is paid at the rate of 5.5% per annum, the maximum rate payable under the Indenture. Interest on the convertible notes accrues at a rate equal to LIBOR minus 1.25%, but not less than 4% nor more than 5.5%.

4 See Note 2 above. Represents a special distribution payable by us to the holders of the convertible notes per quarter, assuming that we continue to pay a dividend to the holders of depositary units equal to $0.15 per unit per quarter. We currently contemplate maintaining a quarterly dividend at this level. However, this special distribution payable to the holders of the convertible notes would proportionally be decreased or increased to the extent that we decreased or increased the quarterly dividend paid to holders of the depositary units.

5 Represents additional interest we would be obligated to pay per month to the holders in the aggregate in the event of a Registration Default (as defined in the registration rights agreement dated April 4, 2007, to which we are a party). Pursuant to the registration rights agreement, we are required to pay additional interest in an amount equal to 0.33% per $1,000 principal amount of convertible notes, or an aggregate of $1,980,000, for each month that a Registration Default continues up to a maximum of $24,000,000 in the aggregate. We do not currently anticipate that we will be required to pay any additional interest on the convertible notes.

Jim Lopez, Esq.	December 26, 2007
United States Securities and	Page 3 of 5
Exchange Commission

6 Pursuant to §15.01(a) of the Indenture, if a holder of convertible notes converts its convertible notes into depositary units during a specified period following the announcement of a Fundamental Change (as defined in the Indenture to include certain changes in control of the company or the failure of the depositary units to be listed for trading on an Eligible Market (as defined in the Indenture)), we will be required to pay a Make-Whole Premium, in the form of additional Depositary Units, to such holder. The amount of such Make-Whole Premium would be determined as set forth in §15.01 of the Indenture and is a function of the effective date of such Fundamental Change and the price per depositary unit in the transaction constituting such Fundamental Change.

2.	Also, please disclose the maximum potential profit, which appears to be $46.6 million.

We have included the total maximum possible profit of $46,608,097 realizable by holders upon conversion of the Convertible Notes at the end of the first full paragraph on page 5 and have also referred to our tabular disclosure presented at the bottom of the page 5.

Risk Factors, page 7

To service our indebtedness and pay distributions…, page 7

3.
To place the risk in context, please revise to quantify the approximate amount of debt coming due in the next two years. In this regard, please revise where appropriate to disclose your response to the first bullet point of comment eight from our letter dated July 18, 2007.

We have revised the relevant risk factor to include the following disclosure:

“Based on our current level of indebtedness, approximately $40 million of indebtedness will come due in the two-year period ending December 31, 2009.”

In addition, we have added the following disclosure at the end of the first paragraph on page 4 as follows:

"We intend, and have a reasonable basis to believe that we will have the financial ability, to make all payments required on the convertible notes and underlying securities."

Jim Lopez, Esq.	December 26, 2007
United States Securities and	Page 4 of 5
Exchange Commission

Registration Statement on Form S-4

Part II

Item 22 Undertakings, page II-2

4.	We note your response to comment 15 from our letter dated July 18, 2007. Please provide the undertakings of Item 22 of Form S-4, or advise.

We have added the undertakings of Item 22 of Form S-4.

This is to acknowledge that:

- The Company understands that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The Company understands that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company understands that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim Lopez, Esq.	December 26, 2007
United States Securities and	Page 5 of 5
Exchange Commission

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

Julie M. Allen/PMC

Enclosures

cc:	H. Christopher Owens, Esq. (SEC) Keith A. Meister (Icahn Enterprises L.P.)